

Aaron Kuntz · 3rd

Partner at Rad Intelligence

Greater Chicago Area · Contact info

500+ connections

Rad Intelligence

Northwestern University

Experience

Investor/Partner and CFO
Rad Intelligence
Feb 2018 – Present · 4 yrs
Greater Chicago Area

Original seed investor and CFO at social media influencer platform provider. Rad is a marketplace for brands and publishers to distribute already made content.

Investor
ShopGizmo
Feb 2020 – Present · 2 yrs
Los Angeles County, California, United States

Angel investor of an e-commerce platform to help save consumers the most money when buying online.

Investor
Hoplark HopTea
Sep 2019 – Present · 2 yrs 5 mos
Boulder, Colorado, United States

Early stage private investor at Hoplark HopTea company, tea made with hops to taste like craft beer without alcohol, additives or calories. Participated in first two rounds of outside (non-owner) funding.

Investor
LandTrust
Oct 2019 – Present · 2 yrs 4 mos
Bozeman, Montana, United States

Early stage investor at LandTrust, a marketplace making it easy for landowners to rent their properties to hunters. Participated in first two rounds of funding.

President and Owner
Consumer Credit Marketing, Inc.
Oct 2008 – Present · 13 yrs 4 mos
Chicago, IL

Marketing services company catering to consumer financial industries. CCM provides proprietary postal and mobile/SMS data feeds via APIs and lists through an online count and order system.

Show 4 more experiences

Education

Northwestern University
Master of Science (M.S.), Predictive Analytics
2015 – 2017

With new data collection technologies come vast new sources of data that can be analyzed to enhance organizational effectiveness, customer service, returns on investment and myriad other business strategies. Northwestern's Master of Science in Predictive Analytics (MSPA) brings together the fields of data management, statistical analysis, communication and leadership to train students to become effective analysts and educated consumers of analytics.

Northern Illinois University
Bachelor of Science (BS), Finance
1991 – 1993

University of Illinois at Urbana-Champaign
General
1988 – 1989